UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

292052 10 7

(CUSIP Number)

Louis R. Cappelli
c/o Cappelli Enterprises, Inc.
115 Stevens Avenue
Valhalla, NY 10595
Attention: Louis R. Cappelli

With a copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, NY 10016
Attention: Louis Goldberg, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Louis R. Cappelli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power: 0
Number of Shares Beneficially by Owned by Each Reporting Person With

	8.	Shared Voting Power: 5,374,512 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 5,374,512 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,374,512 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.85% (2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition LLC (“LRC”) on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire Resorts, Inc. (“Empire”) and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the “Stock Purchase Agreement”); (ii) 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC (“Cappelli Resorts”) by Concord Associates, L.P. (“Concord”), effective as of May 1, 2008; (iii) 811,030 shares of Common Stock purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement; (iv) 811,030 shares of Common Stock purchased by LRC on June 30, 2008 pursuant to the Stock Purchase Agreement; and (v) 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008 pursuant to the Stock Purchase Agreement. Louis R. Cappelli is the sole member and the managing member of LRC. Louis R. Cappelli is also the managing member of Cappelli Resorts LLC. Through his ownership interest in Cappelli Resorts, Louis R. Cappelli owns a controlling interest in Concord.

(2) Based upon a total of 33,913,351 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 30,524,381 shares of Common Stock outstanding as of May 8, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, (ii) 811,030 shares of Common Stock issued on June 2, 2008 pursuant to the Stock Purchase Agreement, (iii) 811,030 shares of Common Stock issued on June 30, 2008 pursuant to the Stock Purchase Agreement and (iv) 1,766,910 shares of Common Stock issued on July 31, 2008 pursuant to the Stock Purchase Agreement.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: LRC Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

	7.	Sole Voting Power: 0
Number of Shares Beneficially by Owned by Each Reporting Person With

	8.	Shared Voting Power: 4,200,000 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 4,200,000 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,433,090 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.38% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition LLC (“LRC”) on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire Resorts, Inc. (“Empire”) and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the “Stock Purchase Agreement”); (ii) 811,030 shares of Common Stock purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement; (iii) 811,030 shares of Common Stock purchased by LRC on June 30, 2008 pursuant to the Stock Purchase Agreement; and (iv) 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008 pursuant to the Stock Purchase Agreement.

(2) Based upon a total of 33,913,351 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 30,524,381 shares of Common Stock outstanding as of May 8, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, (ii) 811,030 shares of Common Stock issued on June 2, 2008 pursuant to the Stock Purchase Agreement, (iii) 811,030 shares of Common Stock issued on June 30, 2008 pursuant to the Stock Purchase Agreement and (iv) 1,766,910 shares of Common Stock issued on July 31, 2008 pursuant to the Stock Purchase Agreement.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Cappelli Resorts LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

	7.	Sole Voting Power: 0
Number of Shares Beneficially by Owned by Each Reporting Person With

	8.	Shared Voting Power: 1,174,512 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,174,512 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,174,512 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.46% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC (“Cappelli Resorts”) by Concord Associates, L.P. (“Concord”), effective as of May 1, 2008. Louis R. Cappelli is the managing member of Cappelli Resorts LLC. Through his ownership interest in Cappelli Resorts, Louis R. Cappelli also owns a controlling interest in Concord.

(2) Based upon a total of 33,913,351 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 30,524,381 shares of Common Stock outstanding as of May 8, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, (ii) 811,030 shares of Common Stock issued on June 2, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire Resorts, Inc. (“Empire”) and LRC Acquisition LLC (“LRC”), as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the “Stock Purchase Agreement”), (iii) 811,030 shares of Common Stock issued on June 30, 2008 pursuant to the Stock Purchase Agreement and (iv) 1,766,910 shares of Common Stock issued on July 31, 2008 pursuant to the Stock Purchase Agreement.

This Amendment No. 5 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 10, 2008 by Louis R. Cappelli in connection with the common stock of Empire Resorts, Inc (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D, effective as of May 1, 2008, by Louis R. Cappelli and LRC Acquisition LLC, as further amended by Amendment No. 2 to Schedule 13D, effective as of May 16, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 3 to Schedule 13D, effective as of June 5, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 4 to Schedule 13D, effective as of July 3, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC (the Original Schedule 13D, as amended, the “Schedule 13D”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

          Item 3 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

          811,030 shares of Common Stock were purchased by LRC using working capital funds on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement dated June 26, 2008, made by and between Empire and LRC (as amended, the “Stock Purchase Agreement”). The aggregate amount of funds used to make such purchase was $1,000,000. An additional 811,030 shares of Common Stock were purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement, using working capital funds in the aggregate amount of $1,000,000. A further 811,030 shares of Common Stock were purchased by LRC on June 30, 2008 pursuant to the Stock Purchase Agreement, using working capital funds in the aggregate amount of $1,000,000. An additional 1,766,910 shares of Common Stock were purchased by LRC on July 31, 2008 pursuant to the Stock Purchase Agreement, using working capital funds in the aggregate amount of $2,178,600.

          2,500,000 shares of Common Stock (the “Concord Shares”) were purchased by Concord Associates, L.P. (“Concord”) using working capital funds on January 26, 2007 in connection with the exercise of an option to purchase shares of Common Stock at $7.50 per share which was granted by Empire to Concord pursuant to the terms and provisions of that certain Stock Option Agreement (the “Option Agreement”), dated November 12, 2004, by and between Empire and Concord, as amended. The aggregate amount of funds used to make such purchase was $18,750,000. Effective as of May 1, 2008, Concord distributed the Concord Shares to its members, and in connection with such distribution, Cappelli Resorts received 1,174,512 shares of Empire’s Common Stock.

Item 4.	Purpose of Transaction

          Item 4 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

          Cappelli and LRC are each the beneficial owners of (i) 811,030 shares (the “April LRC Shares”) of Empire’s Common Stock, par value $.01 per share, purchased on April 29, 2008 by LRC pursuant to the Stock Purchase Agreement, as amended; (ii) 811,030 shares (the “May LRC Shares”) of Empire’s Common Stock, par value $.01 per share, purchased on June 2, 2008 by LRC pursuant to the Stock Purchase Agreement; (iii) 811,030 shares (the “June LRC Shares”) of Empire’s Common Stock, par value $.01 per share, purchased on June 30, 2008 by LRC pursuant to the Stock Purchase Agreement; and (iv) 1,766,910 shares (the “July LRC Shares”; together with the April LRC Shares, the May LRC Shares and the June LRC Shares, collectively, the “LRC Shares”) of Empire’s Common Stock, par value $.01 per share, purchased on July 31, 2008 by LRC pursuant to the Stock Purchase Agreement. Following LRC’s purchase of the July LRC Shares on July 31, 2008, LRC fulfilled its obligations to purchase Common Stock under the Stock Purchase Agreement and no additional shares of Common Stock remain to be purchased under the Stock Purchase Agreement. Cappelli is the sole member and the managing member of LRC, and thus is a beneficial owner along with LRC of the LRC Shares.

          Notwithstanding anything to the contrary in this Schedule 13D, except as described herein with respect to the Reporting Persons, none of Concord, Convention Hotels, LLC, Catskill Resort Group, LLC or Melville Catskill LLC have or will have any beneficial interest in the LRC Shares.

          Prior to May 1, 2008, Cappelli and Cappelli Resorts were also each the beneficial owners of 2,500,000 shares of Empire’s Common Stock, par value $.01 per share (the “Concord Shares”), purchased by Concord Associates, L.P. (“Concord”) on January 26, 2007 in connection with the exercise in part of the option to purchase 3,500,000 shares of Common Stock at $7.50 per share which was granted by Empire to Concord pursuant to the terms and provisions of the Option Agreement. The Option Agreement was entered into in connection with an Agreement and Plan of Merger and Contribution, dated as of March 3, 2005, made by and among Empire, Empire Resorts Holdings, Inc., Empire Resorts Sub, Inc., Concord and Sullivan Resorts, LLC, which Agreement and Plan of Merger was subsequently terminated. The term of the Option Agreement with respect to the remaining 1,000,000 shares of Common Stock subject to the 2004 Option expired on December 27, 2007 without any additional shares being purchased by Concord.

          The purpose of the transactions relating to the LRC Shares and the Concord Shares was an investment in Empire.

          Effective as of May 1, 2008, Concord distributed to its indirect owners their pro rata share of the 2,500,000 shares of Common Stock Concord had purchased on December 28, 2006 pursuant to the Option Agreement. In connection with such distribution, Cappelli Resorts received 1,174,512 shares of Empire’s Common Stock (the “Distributed Shares”). Louis R. Cappelli is the managing member of Cappelli Resorts LLC. Through his ownership interest in Cappelli Resorts, effective May 1, 2008, Louis R. Cappelli also owns a controlling interest in Catskill Resort Group, LLC, through which entity Cappelli has a controlling interest in Concord. As a consequence, Louis R. Cappelli and Cappelli Resorts LLC share beneficial ownership of the Distributed Shares. Notwithstanding anything to the contrary in this Schedule 13D, except as described herein with respect to the Reporting Persons, none of Concord, LRC Acquisition LLC, Convention Hotels, LLC or Melville Catskill LLC have any beneficial interest in the Distributed Shares.

          In addition to the Concord Shares, Empire entered into an Agreement to Form Limited Liability Company and Contribution Agreement with Concord on February 8, 2008 (the “Contribution Agreement”), pursuant to which Concord and Empire have agreed to form a limited liability company (“Newco”) and enter into an operating agreement. Pursuant to the Contribution Agreement, Concord will contribute certain real estate assets located in Kiamesha, New York (the “Concord Property”) and Empire will contribute its gaming licenses and operations known as the Monticello Gaming and Raceway located in Monticello, New York. The Contribution Agreement also provides that as of the effective date of the Contribution Agreement, Empire will have the right to require Concord to purchase up to 1,000,000 shares of Common Stock at a price of $1.00 per share, provided that Empire must use any proceeds received from Concord’s exercise of such option exclusively toward the development of the St. Regis Mohawk Tribe’s Class III gaming facility and Empire’s adjacent land at the Monticello raceway. Upon consummation of the Contribution Agreement, both Concord and Empire will each hold a 50% interest in Newco.

          The consummation of the Contribution Agreement is subject to certain terms and conditions including, among other things, (i) distribution to Empire of at least $50 million (less amounts outstanding under Empire’s existing credit facility with Bank of Scotland, which is expected to be assumed by Newco); (ii) receipt of all necessary approvals for the transfer of Empire’s gaming and racing licenses; (iii) transfer of Empire’s obligations related to its credit facility to Newco; (iv) entry into construction, development, casino development, and casino and hotel management contracts; (v) approval by Empire’s stockholders, if required; and (vi) the approval of the appropriate management committee of Concord, which management committee approval has already been obtained. There is no assurance that the conditions to the consummation of the Contribution Agreement will be met and that the Contribution Agreement will be consummated.

          On June 23, 2008, the New York State Senate, and on June 24, 2008, the New York State Assembly passed legislation that will enable Newco, the entity that will be the vendor track operator at Monticello after the consumation of the Contribution Agreement, to make payments for education equaling the greater of (i) twenty five percent (25%) of net machine income (“NMI”) from video lottery terminals after payout for prizes (including an additional payment equal to 11.11% of any amount of NMI above $215 million, such additional payment shall not exceed $5 million) or (ii) a base of $38 million dollars, which beginning in the ninth year of operation will be annually increased by the lesser of two percent (2%) or the Consumer Price Index; provided, that when payments are based off of the $38 million base, the Division of the Lottery shall also retain a portion of NMI, up to seven percent (7%), equal to the actual cost of operating and administering the video lottery terminals at Monticello Race Track. The balance of NMI shall be paid as a vendor’s fee to the track operator for serving as a lottery agent. The foregoing modified payments will take effect only in the event that the vendor track operator has made a qualified capital investment equal to one billion dollars and the vendor track operator has created 2,000 full-time, permanent jobs (subject to a recapture plan for any time that the employment level is insufficient). Concord and Empire anticipate that, as a result of the foregoing legislation, payments for education received by the State of New York from the Monticello Race Track will approximately double the payments that were made in 2008.

          The Contribution Agreement may be terminated by either Concord or Empire in the event that (i) Concord’s management committee has neither approved the transactions contemplated thereunder nor waived the condition requiring management committee approval by May 1, 2008, (ii) certain financing commitments have not been received by June 30, 2008 (subject to extensions under certain conditions), or (iii) the transaction has not closed by December 31, 2008 (subject to extensions under certain conditions). In addition to the foregoing, the Contribution Agreement may be terminated by Empire in the event that (i) the terms and conditions of the Indenture pursuant to which the Sixty Five Million and 00/100 Dollars ($65,000,000.00) of 5 ½% Convertible Senior Notes issued by Empire, due in the year 2014 and callable in July of 2009 (the “Notes”), have been issued has not been amended, waived, modified or extended, or a sufficient amount of the Notes have not been redeemed, by August 31, 2008, or (ii) either the Bank of Scotland has not agreed to extend the term of the credit facility provided by the Bank of Scotland to Empire in the maximum principal amount of Ten Million and 00/100 Dollars ($10,000,000.00) and due in January of 2009 (the “Credit Facility”) for a period of one (1) year or Concord and/or its affiliates shall not have assumed the obligations of Empire under the Credit Facility, each by October 31, 2008 (subject to extensions under certain conditions).

          On June 30, 2008, the Board of Directors of Empire appointed Bruce M. Berg as a Class III director, effective immediately, to serve until Empire’s 2009 annual meeting of stockholders. Mr. Berg is a member of Cappelli Resorts.

          The Reporting Persons intend continuously to review their rights and options with respect to the Contribution Agreement, the Stock Purchase Agreement, the shares of Common Stock and other debt and equity securities of Empire in light of all existing circumstances, including without limitation, market conditions, regulatory environment, business factors and other circumstances existing from time to time. The Reporting Persons will take such actions in the future as they may deem appropriate in light of all existing circumstances, which actions may include, without limitation, the sale of shares of Common Stock pursuant to a registration statement filed pursuant to a demand for registration made under the Option Agreement or otherwise, or the purchasing of debt or equity securities of Empire in the open market or through privately negotiated transactions. Any of such future actions may include one or more of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

(a)

Cappelli has an indirect ownership interest in an aggregate of 5,374,512 shares representing approximately 15.85% of Empire’s Common Stock (based upon a total of 33,913,351 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 30,524,381 shares of Common Stock outstanding as of May 8, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, (ii) 811,030 shares of Common Stock issued on June 2, 2008 pursuant to the Stock Purchase Agreement, (iii) 811,030 shares of Common Stock issued on June 30, 2008 pursuant to the Stock Purchase Agreement and (iv) 1,766,910 shares of Common Stock issued on July 31, 2008 pursuant to the Stock Purchase Agreement). The 5,374,512 shares consist of (i) the 811,030 shares of Common Stock purchased by LRC on April 29, 2008, (ii) the 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC by Concord, effective as of May 1, 2008, (iii) the 811,030 shares of Common Stock purchased by LRC on June 2, 2008, (iv) the 811,030 shares of Common Stock purchased by LRC on June 30, 2008 and (v) the 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008.

LRC has a direct ownership interest in 4,200,000 shares representing approximately 12.38% of Empire’s Common Stock (based upon a total of 33,913,351 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 30,524,381 shares of Common Stock outstanding as of May 8, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, (ii) 811,030 shares of Common Stock issued on June 2, 2008 pursuant to the Stock Purchase Agreement, (iii) 811,030 shares of Common Stock issued on June 30, 2008 pursuant to the Stock Purchase Agreement and (iv) 1,766,910 shares of Common Stock issued on July 31, 2008 pursuant to the Stock Purchase Agreement).

Cappelli Resorts has a direct ownership interest in 1,174,512 shares representing approximately 3.65% of Empire’s Common Stock (based upon a total of 33,913,351 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 30,524,381 shares of Common Stock outstanding as of May 8, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, (ii) 811,030 shares of Common Stock issued on June 2, 2008 pursuant to the Stock Purchase Agreement, (iii) 811,030 shares of Common Stock issued on June 30, 2008 pursuant to the Stock Purchase Agreement and (iv) 1,766,910 shares of Common Stock issued on July 31, 2008 pursuant to the Stock Purchase Agreement).

(b)	Cappelli has the shared power to dispose of or direct the disposition of 5,374,512 shares of Common Stock held of record by Cappelli Resorts and by LRC as more fully described in Item 4 above.

LRC has the shared power to dispose of or direct the disposition of 4,200,000 shares of Common Stock held of record by LRC as more fully described in Item 4 above.

Cappelli Resorts has the shared power to dispose of or direct the disposition of 1,174,512 shares of Common Stock held of record by Cappelli Resorts as more fully described in Item 4 above.

(c)	Other than the transactions described in Item 4 herein, there have been no purchases or sales of Empire’s Common Stock by the Reporting Persons within the last sixty (60) days.

(d)

Except as set forth herein, no person other than each respective owner referred to herein of Empire’s Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The first paragraph under Item 6 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

1. Stock Purchase Agreement, dated March 31, 2008, by and between Empire and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement, dated April 28, 2008, as further amended by Amendment No. 2 to Stock Purchase Agreement, pursuant to which LRC purchased 4,200,000 shares of the Common Stock of Empire in a private placement transaction (for a more detailed description of the Stock Purchase Agreement, see Item 4 of this Schedule 13D).

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2008

/s/ Louis R. Cappelli

LOUIS R. CAPPELLI

LRC ACQUISITION LLC

	By:	/s/ Louis R. Cappelli

Louis R. Cappelli, Managing Member

CAPPELLI RESORTS LLC

	By:	/s/ Louis R. Cappelli

Louis R. Cappelli, Managing Member